Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces Jean Paul Gladu to join Board of Directors

Calgary, Alberta (Nov. 17, 2020) – Suncor today announced the appointment of Jean Paul (JP) Gladu to the company’s Board of Directors. Mr. Gladu’s appointment is effective Nov. 17, 2020.

“I’m pleased that JP is joining Suncor’s Board of Directors,” said Board Chair Michael Wilson. “For more than 25 years, JP has worked to build relationships among Canada’s natural resource sectors and Indigenous communities and organizations, and environmental non-government organizations. He has played a significant part in the increasing role for and development of Indigenous-owned businesses within Canada. The Board is looking forward to working closely with him.”

JP Gladu is currently the President of A2A Rail and serves on the Board of Noront Resources. Mr. Gladu will transition from his role as Chair of the Mikisew Group of Companies by mid 2021. Most recently, he was President and CEO of the Canadian Council for Aboriginal Businesses – a position he held for approximately eight years.

JP holds a forestry technician diploma, an undergraduate degree in forestry from Northern Arizona University, an Executive MBA from Queen’s university and holds the ICD.d designation from the Institute of Corporate Directors Rotman School of Management at the University of Toronto.

For Mr. Gladu’s full biography as well as further information on Suncor’s Board of Directors, please visit suncor.com.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com or follow us on Twitter @Suncor

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